Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 19, 2006

Retail Investor FAQs

If you have questions, need assistance or require copies of the offer documents, please contact the Information Agent:

D. F. King & Co., Inc.

London - New York

Country-Specific Helplines:

Belgium	France	Luxembourg
0-800-7-3453	0-800-90-0264	0-8002-1143

Spain	United States	All Other Countries
900-941-791	1-800-347-4857	+44-20-7920-9700

1. Why did I receive this mailing?

An offer is being made for all Arcelor shares, Arcelor ADSs (American Depository Shares), and Convertible bonds. As a holder of Arcelor shares, ADSs, and or bonds you have been mailed the offer documents.

2. What is the mailing about?

Mittal Steel Company is making the Offer to unite the world’s two largest steel companies and to offer all shareholders the opportunity to participate in the combined entity’s future growth.

3. What is the offer?

Under the terms of the offer, Arcelor shareholders will receive either*

•	1 Mittal Steel share and €10.05 in cash for 1 Arcelor share; or
•	1.3773 Mittal Steel shares for every 1 Arcelor share; or
•	€36.69 in cash for each Arcelor share

* Prior to the payment €1.85 dividend per Arcelor share on May 29, 2006, the offer consideration was either (1) 1 Mittal Steel share and €11.10 in cash for 1 Arcelor share; or (2) 17 Mittal Steel shares for every 12 Arcelor shares; or (3) €37.74 in cash for each Arcelor share.

4. Why is there a primary and secondary offer?

The offer for Arcelor shares consist of primary mixed cash and exchange offer and two secondary capped offers, one for cash only and the other for new Mittal Steel shares only. The main reason for structuring the Offer with a primary mixed offer and two secondary capped offers is to provide Arcelor shareholders with several options. Arcelor shareholders may elect to tender all or part of their Arcelor shares in any of the primary and secondary offers, in exchange for cash, New Mittal Steel Shares or a mix of the two, depending on their economic and tax preference. The total amounts of cash and New Mittal Steel Shares offered as consideration are capped in order for Mittal Steel to calibrate the financing in advance and to limit the potential dilution of its existing shareholders. The new Mittal Steel class A common shares to be issued are referred to herein as “New Mittal Steel Shares.”

5. Who is Mittal Steel Company?

Mittal Steel is the world’s largest and most global steel producer. The Company is the largest steel producer in the Americas and Africa and the second largest in Europe. The Company has steel-making operations in 16 countries on four continents, including 31 integrated, mini-mill and integrated mini-mill steel-making facilities. At year-end 2005, Mittal had approximately 224,000 employees.

6. What are the terms of the offer?

Under the terms of the offer, Arcelor shareholders will receive 1 Mittal Steel share and €10.05 cash for every Arcelor share. In addition, they will have the right to receive a cash or stock mix in any proportion they elect, provided that 29.4% of the aggregate consideration paid to Arcelor shareholders is paid in cash and 70.6% in stock. The maximum amount of cash to be paid by Mittal Steel will be approximately €7.6bn and the maximum number of Mittal Steel shares to be issued will be approximately 684.46 million, assuming the conversion of the outstanding Arcelor Convertible Bonds (2017 OCEANEs).

7. What price is Mittal Steel paying for my Arcelor shares?

Under the terms of the offer, Arcelor shareholders will receive 1 Mittal Steel shares and €10.05 cash for every Arcelor. Because of the share component of our offer, the current price Mittal Steel is paying for each Arcelor share depends on the Mittal Steel share price.

8. How was the price decided?

The offer represents a 70% premium over the closing price of Arcelor shares on Euronext Paris as of 26 January 2006, and a 34% premium over the previous offer upon launch.

9. How do I tender / offer for exchange my shares / ADS’s / convertible bonds?

The procedure for tendering Arcelor securities varies depending on a number of factors. The tender materials included in the mailing provide for the election of New Mittal Steel Shares, cash or a combination of New Mittal Steel Shares and cash in exchange for tendered Arcelor shares and Arcelor ADSs in accordance with the terms of the Offer. If you validly tender Arcelor shares or Arcelor ADSs but fail to make an election, you will be deemed to have elected to receive the consideration offered in the primary mixed cash and exchange offer with respect to such Arcelor shares or Arcelor ADSs.

Arcelor Shares and Convertible Bonds held through European Financial

Intermediaries.

If your Arcelor shares or Convertible Bonds are held through a European financial intermediary, you should not complete the letter of transmittal. Instead, you should request the financial intermediary to deliver an acceptance form to you. In order to accept the Offer, you must complete the acceptance form and deliver it to your financial intermediary before the end of the acceptance period. The financial intermediaries will be required to notify the relevant local centralizing agent (a “Centralizing Agent”). Shareholders directly registered in the Arcelor share register must notify the Global Centralizing Agent (as defined below) of their decision to tender their Arcelor shares to the Offer.

Except otherwise provided by applicable law, if the legal ownership of the Arcelor shares or the Convertible Bonds tendered is separated from the beneficial ownership, the legal owner and the beneficial owner must jointly sign the acceptance form. The following centralization procedures will apply:

• For Arcelor shares and Convertible Bonds held through a direct participant of Clearstream Luxembourg or Euroclear Bank, each of the financial intermediaries that is a member of Clearstream Luxembourg and Euroclear Bank and has received one or more orders must submit them to the Luxembourg Centralizing Agent;

• For Arcelor shares and Convertible Bonds held through a direct participant of Euroclear France, each of the financial intermediaries that is a member of Euroclear France and has received one or more orders must submit them to the French Centralizing Agent;

• For Arcelor shares and Convertible Bonds held through a direct participant of Iberclear, each of the financial intermediaries that is a member of Iberclear and has received one or more orders must submit them to the Spanish Centralizing Agent;

2

• For Arcelor shares and Convertible Bonds held through a direct participant of Euroclear Belgium, each of the financial intermediaries that is a member of Euroclear Belgium and has received one or more orders must submit them to the Belgian Centralizing Agent. All orders will be centralized by the Global Centralizing Agent.

Procedures for Tendering Arcelor ADSs

Arcelor ADS Certificates. If you hold Arcelor ADS certificates, you may tender your Arcelor ADSs by delivering prior to the expiration date the following materials to the exchange agent at its address set forth on the back cover of this prospectus:

• Your Arcelor ADS certificates;

• A properly completed and duly executed letter of transmittal, or a manually signed facsimile copy, with any required Medallion signature guarantees; and

• Any other documents required by the letter of transmittal, including instructions to The Bank of New York, the exchange agent for the Arcelor ADSs, to tender the Arcelor shares underlying the tendered Arcelor ADSs as part of the Global centralizing procedures within five Business Days after the expiration of the offer period.

Arcelor ADSs in Book-Entry Form.

If you hold your Arcelor ADSs in bookentry form, you may tender your Arcelor ADSs following the procedure for book-entry transfer described below. If you tender your Arcelor ADSs in this way, you must deliver prior to the expiration date the following materials to the exchange agent at its address set forth on the back cover of this prospectus:

• A timely confirmation of a book-entry transfer (a “book-entry confirmation”) of such Arcelor ADSs into the exchange agent’s account at the Depository Trust Corporation, or DTC, pursuant to the procedures described below;

• A properly completed and duly executed letter of transmittal, or a manually signed facsimile copy, with any required Medallion signature guarantees, or an agent’s message (as defined below); and

• Any other documents required by the letter of transmittal, including instructions to The Bank of New York, the exchange agent for the Arcelor ADSs, to tender the Arcelor Shares underlying the tendered Arcelor ADSs as part of the Global centralizing procedures within five Business Days after the expiration of the offer period.

10. When and how will I receive the cash, and or new shares?

Shares will be delivered to, and the cash consideration will be paid to, holders of Arcelor shares or of Convertible Bonds in exchange for their Arcelor shares or Convertible Bonds, as the case may be, as follows:

• The New Mittal Steel Shares will be delivered to and the cash consideration will be paid to the common depositaries of Clearstream Luxembourg and Euroclear Bank which will then credit their members’ accounts, which members will make the appropriate credits to the accounts of the relevant Arcelor securityholders; by exception, in Spain, the New Mittal Steel Shares will be delivered to and the cash consideration will be paid to the Spanish Centralizing Agent, which will register the New Mittal Steel Shares with Iberclear, the latter will then credit its member’s accounts with the New Mittal Steel Shares and cash consideration, which members will then make the appropriate credits to the accounts of the relevant Arcelor securityholders;

• If a shareholder tendering his or her Arcelor shares is registered directly in Arcelor’s shareholders’ register, the New Mittal Steel Shares to be delivered to said shareholder shall be directly registered in his or her name in Mittal Steel shareholders’ register (and the cash consideration paid to the bank accounts notified by such shareholders to the Global Centralizing Agent).

11. When I will know the outcome of the offer?

The results of the Offer should be published approximately 9 Business Days following the expiration of the acceptance period of the Offer. If the Offer is consummated, the final settlement date for the Offer is currently expected to be within approximately 13 Business Days following the acceptance period of the Offer in accordance with applicable practice.

12. Does Mittal Steel pay dividends?

On February 14, 2006, Mittal Steel’s board of directors declared an interim dividend of $0.125 per share payable on March 15, 2006 and decided to propose to the general meeting of the shareholders to amend the dividend policy going forward to a quarterly dividend of $0.125 per share. Mittal Steel envisages, following successful completion of the Offer, to adopt a policy of distributing circa 25% of its net income to its shareholders over the course of the steel business cycle.

13. How much time do I have before I decide whether or not I want to offer my Shares / ADS’s / Bonds?

 The Offer will begin on 18th May, 2006 and end on 5th July, 2006, unless it is extended or it lapses or is withdrawn prior to that time on the basis of the conditions of the Offer as described in the prospectus. You must tender your Arcelor securities before the expiration of the Offer to participate.

14. On what exchange does Mittal trade?

3

Mittal Steel class A common shares are currently listed on the NYSE and Euronext Amsterdam. Mittal Steel will apply to list its shares issued pursuant to the Offer on these exchanges, as well as on Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange and the Spanish Stock Exchanges.

15. Can I take all cash?

You can elect to receive €36.69 in cash for each Arcelor share. However, this election will be subject to a proration and allocation procedure that will ensure that 70.6% of the tendered Arcelor shares are exchanged for new Mittal Steel shares and 29.4% are exchanged for cash.

16. Can I take all shares?

You can elect to receive 1.3773 Mittal Steel shares for every 1 Arcelor share. However, this election will be subject to a proration and allocation procedure that will ensure that 70.6% of the tendered Arcelor shares are exchanged for new Mittal Steel shares and 29.4% are exchanged for cash.

18. Can I specify the ratio of cash and shares that I want to receive?

Holders will not be required to make the same election for all Arcelor shares tendered, and either of these elections may be made for all or some of the Arcelor shares to be tendered. However, these elections will be subject to a proration and allocation procedure that will ensure that 70.6% of the tendered Arcelor shares are exchanged for new Mittal Steel shares and 29.4% are exchanged for cash.

19. What about Arcelor bondholders?

Mittal Steel is also offering to acquire Arcelor Convertible Bonds (OCEANEs 2017) as follows:

One (1) new Mittal Steel shares and €12.92 in cash for each Arcelor Convertible Bond.

20. What happens if I don’t accept?

It is Mittal Steel’s intention to acquire all of Arcelor's outstanding shares. Should any shares remain outstanding after completion of the Offer, Mittal Steel will consider possible options to attain ownership of all of Arcelor's share capital, including through any available compulsory buy-out procedure, merger or other corporate reorganization. While no such compulsory buy-out procedure is currently available under Luxembourg law, it is expected to become available upon the implementation of Directive 2004/25/CE on Takeover Bids.

Depending on the level of success of the Offer, Mittal Steel will also consider whether to maintain any of Arcelor’s stock exchange listings. Mittal Steel would likely seek to delist Arcelor’s shares if the public float and trading volume following completion of the Offer is low. Such delisting would require the approval of the stock exchange regulatory authorities in Belgium, France, Luxembourg and Spain, and would be effected in a coordinated manner among these jurisdictions.

21. How will my stock options be treated?

Mittal Steel has not had access to important information relating to Arcelor’s stock option plans, including the terms of these plans. If this Offer is consummated, Mittal Steel will determine the treatment of stock options (including Arcelor stock subscription options and Usinor stock subscription options whose beneficiaries are entitled to exchange their Usinor shares for Arcelor shares) and of Arcelor shares held in any Arcelor employee shareholding plan that could not be tendered.

Holders of Arcelor stock subscription options and of Usinor stock options granted prior to February 6, 2006, who wish to tender into the Offer must exercise their options (and with respect to Usinor subscription options, exchange their Usinor shares for Arcelor shares), and the Arcelor shares must be credited to their accounts, prior to the expiration date of the acceptance period in order to be able to participate.

22. My shares are held in an employee shareholding plan, what do I do?

Mittal Steel has not had access to important information relating to Arcelor’s employee shareholding plans. If this Offer is consummated, Mittal Steel will determine the treatment of Arcelor shares held in any Arcelor employee shareholding plan that could not be tendered.

23. Do I still get my Arcelor dividend?

The next Arcelor dividend is due to be paid on 29th May pending approval at the AGM on 28th April. The dividend payment date is likely to be before the completion of the Mittal Steel offer for Arcelor. The terms of our offer agreed with the regulators automatically adjusts the consideration payable to reflect any dividend in excess of E0.80, which was the market consensus for Arcelor's dividend at the time we launched the offer. If Arcelor decides to distribute extra cash to shareholders over and above market expectations, this effectively constitutes an “advance payment” on our offer and we therefore adjust the cash component of our offer accordingly.

4

24. Are you reducing the cash payment now that Arcelor has raised its dividend?

The terms of our offer agreed with the regulators automatically adjusts the consideration payable to reflect any dividend in excess of E0.80, which was the market consensus for Arcelor's dividend at the time we launched the offer. If Arcelor decides to distribute extra cash to shareholders over and above market expectations, this effectively constitutes an “advance payment” on our offer and we therefore adjust the cash component of our offer accordingly.

25. When does Mittal pay its dividends?

Dividends are paid to Mittal Steel shareholders in July, September, December and March

26. Will I be able to trade my Mittal Steel shares in the usual way?

It is envisaged that shares in the combined group will be listed on six exchanges (Madrid, Paris, Brussels, Luxembourg, The Netherlands and New York) and this will enable investors to buy and sell shares readily.

27. Is there more than one class of Mittal Steel share – what type will I get?

There are two classes of Mittal Steel Shares – A and B. Arcelor shareholders accepting the Mittal Steel offer will receive A Shares. The preference and relative rights of the two types of share are substantially identical except for a disparity in voting power and conversion rights. Upon successful completion of the Offer, Mittal Steel’s shareholder base will have changed dramatically, the Mittal family has undertaken to reduce, as part of this transaction, the multiple voting rights attaching to its class B common shares from ten to two voting rights per class B common share.

28. Are there any conditions to this offer?

The completion of the offer will be subject to the following conditions:

(i) The number of Arcelor shares tendered to the offer represents on the closing date of the offer more than 50% of the total share capital and voting rights in Arcelor, on a fully diluted basis;

(ii) The extraordinary general meeting of shareholders of Mittal Steel approves the acquisition of Arcelor as contemplated by the offer and the issuance of the new Mittal Steel shares; the Mittal family which holds 97% of the voting rights in Mittal Steel has undertaken to vote in favor of such resolutions; and

(iii) During the offer period, no exceptional events occur and Arcelor does not take any actions that (in either case) would in Mittal Steel’s view alter Arcelor’s substance, including but not limited to share repurchases, acquisitions or disposals of material assets and any distribution of dividends or assets, whether such distribution is paid out of current earnings, retained earnings or reserves.

29. What are the tax implications if I tender my shares?

The tax implications will depend on your own personal tax situation and you should contact your accountant or financial advisor.

30. Who will serve on the Board of the combined companies?

Mittal Steel will revise the structure and composition of the Board of Directors of Arcelor to a greater or lesser extent depending on the level of Mittal Steel’s shareholding in Arcelor following completion of the Offer. Mittal Steel’s representation on Arcelor’s Board of Directors will be proportional to its shareholding. So long as Mittal Steel and Arcelor remain separate legal entities, Mittal Steel intends that there would be a significant number of independent directors on Arcelor’s Board of Directors.

For so long as Arcelor remains a listed subsidiary, Mittal Steel does not foresee making substantial changes to Arcelor’s bylaws, other than deletion of the “mandatory bid” provision that will become unnecessary upon the implementation of Directive 2004/25/CE on Takeover Bids in Luxembourg.

31. What will be the corporate structure if the offer is consummated?

Mittal Steel is analyzing various options to streamline the structure of the post acquisition Group such as the merger of Mittal Steel into Arcelor, the merger of both Mittal Steel and Arcelor into a new holding company (whether or not in the form of a European Company (SE)), and the transfer of Mittal Steel’s seat, head office or corporate and/or operational headquarters to Luxembourg.

Mittal Steel will make its determination as to the precise structural measures to be implemented based on discussions with the Luxembourg authorities on legal, tax, listing and operational matters, and an analysis of information relating to Arcelor (to which it will have access only with the cooperation of Arcelor management or following completion of the Offer). Mittal Steel plans to have such discussions with the Luxembourg authorities as soon as possible. Irrespective of the structural option chosen, it is envisaged that significant Group headquarters functions will migrate to Luxembourg.

32. What about Arcelor’s previously announced offer to acquire Dofasco?

On January 24, 2006, Dofasco and Arcelor signed an agreement whereby Dofasco agreed to support Arcelor’s previously announced all-cash offer to acquire all of Dofasco’s outstanding common shares for C$71.00 per common share or total consideration of approximately C$5.6 billion. On February 20, 2006, Arcelor purchased 88.38% of Dofasco’s common shares and extended its offer to March 7,

5

2006. On February 21, 2006, a majority of Arcelor designees were elected to the Dofasco board of directors. On March 7, 2006, Arcelor increased its holdings to 98.5%.

Given its existing extensive and well-positioned North American operations, Mittal Steel does not believe that the inclusion of Dofasco within the combined Mittal Steel/Arcelor Group would make strategic sense. Accordingly, on January 26, 2006, Mittal Steel agreed with ThyssenKrupp that, if Mittal Steel acquires a controlling interest in Arcelor, Mittal Steel will cause Arcelor to sell ThyssenKrupp all of the stock of Dofasco then held by Arcelor at a price of the euro equivalent of C$68.00 per share, subject to the receipt of necessary regulatory approvals and the absence of certain material adverse changes in Dofasco between the date of signing and the date of transfer. The purchase price is subject to adjustment for changes in net financial debt and net working capital between the acquisition of Dofasco by Arcelor and the resale to ThyssenKrupp. Mittal Steel will compensate Arcelor for the difference between the aggregate price paid by Arcelor for Dofasco and the resale price to ThyssenKrupp, approximately C$235 million, minus any Dofasco earnings received by Arcelor.

In the event that, for any reason, the resale of Dofasco to ThyssenKrupp is not consummated as planned, Mittal Steel will evaluate all available options at the time, including the sale of all of Dofasco to a single, alternative buyer, the sale of different parts of Dofasco to multiple buyers, and the possible retention of certain parts of Dofasco. Mittal Steel has the financial resources to retain Dofasco indefinitely pending a decision as to the best alternative. No immediate resale is required in connection with the financing of the Offer or otherwise.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.

6